SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2009

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Prudential plc (“Prudential”)

23 January 2009

Immediate Release

Notification of Directors’ Interest in Shares

In view of the announcement issued by the Financial Services Authority, in its role as the UK Listing Authority, on 9 January 2009 to the effect that directors who have granted security over their shares should disclose this to the market as soon as possible, Prudential plc announce that on 3 June 2008 Barry Stowe pledged 8,513.73 ADRs in Prudential plc. These shares are held within an investment account which secures premium financing for a life insurance policy.

Mr Stowe is interested in a total of 428,974 shares representing 0.017% of the ordinary shares and voting rights of Company, 66,678 of which are in the form of 33,339 ADRs.

Following discussions with the Company, both Mr Stowe and the Company believed that the security arrangement did not itself constitute a transaction for which disclosure was required under the Disclosure and Transparency Rules. However, given the FSA’s recent clarification, Mr Stowe has formally notified the Company of this grant of security and the Company hereby gives notice of the grant of security over the ADR’s described above.

Additional information:

Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Enquiries:

Prudential plc

Emma Jacobs, Group Secretariat

Emma.Jacobs@prudential.co.uk

020 7548 3931

Name and signature of duly authorised officer of issuer responsible for making notification:

Susan Henderson, Deputy Group Secretary, 020 7548 3805

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 23, 2009

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ SUSAN HENDERSON

Susan Henderson
Deputy Group Secretary